EXHIBIT 7.02

MODIFICATION LETTER

TIANFU YANG

November 19, 2010

Board of Directors
Harbin Electric, Inc.
No. 9 Ha Ping Xu Lu,
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
P.R. China 150060

Dear Members of the Board:

On October 10, 2010, I and Baring Private Equity Asia Group Limited (“Baring”) submitted a Proposal Letter to the Board, setting forth our non-binding preliminary pro-posal to acquire Harbin Electric, Inc. (“Harbin”) in a going-private transaction (the “Transaction”). As you know, since the Proposal Letter constituted only our preliminary indication of interest, it did not constitute a binding commitment to consummate the Transaction.

I would like to notify the Board that Baring and I have decided to amend our agreement to jointly pursue the Transaction to allow me to obtain alternative financing sources to complete the Transaction. The amended agreement also provides that an investment fund advised by Baring will have the opportunity (but not the obligation) to provide up to 10% of the financing for the Transaction (either through debt, equity or a combination of debt and equity) on terms mutually acceptable to the parties. I intend to obtain alternative financing for the Transaction and anticipate that such financing will be in place by the time the definitive transaction agreement has been executed with Harbin. Accordingly, the Proposal Letter is modified to reflect the foregoing.

Going forward, all questions from the Board (including the special committee and its legal and financial advisors) regarding the Transaction should be directed to me, Mr.

Richard Campbell-Breeden of Goldman at +852 2978 1887 or Mr. Michael Gisser of Skadden at +1 (213) 687-5213 or +8610 6535 5540, and not to Baring.

Sincerely,

/s/ Tianfu Yang_
Tianfu Yang